                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                        PURSUANT TO SECTION 12(B) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                ZEROS USA, INC.
             (Exact Name of Registrant as Specified in Its Charter)


           Texas                                               76-0520236
           -----                                               ----------
(State or Other Jurisdiction of                              (IRS Employer
 Incorporation or Organization)                            Identification No.)


507 North Belt East, Suite 550, Houston, Texas                    77060
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   (Address of Principal Executive Offices)                     (Zip Code)


                                  281-448-6083
                                  ------------
                (Issuer's Telephone Number, including Area Code)


         Securities to be registered pursuant to Section 12(b) the Act:


       Title of Each Class                      Name of Each Exchange on Which
       to be so Registered                      Each Class is to be Registered
       -------------------                      ------------------------------


        Securities to be registered pursuant to Section 12(g) the Act:


                                     Common
                                     ------
                                (Title of Class)

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                            INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

ITEM 1. BUSINESS.

         ZEROS USA, Inc., (the "Company") with its administrative headquarters at 507 North Belt East, Suite 550, Houston, Texas 77060, was incorporated in Texas on November 12, 1996, and has become successor through a change of domicile from Utah to Texas, by merger with ZEROS USA, Inc., a Utah corporation, which was incorporated February 14, 1997, as Gunner Holdings, Inc., ("Gunner") with its name changed March 15, 1997. Gunner was incorporated in Utah to issue shares on the basis of one share of Gunner for each ten shares of Gunner Energy Corporation ("Gunner Energy") to 113 non control shareholders of record in Gunner Energy, a dormant Utah corporation. These corporate restructurings created a Texas domiciled company to facilitate raising both debt and equity funds in the private or public markets. See Exhibit 3(i) for the Articles of Incorporation of the Company and Exhibit 3(ii) for its By-laws.

         M. Ltd., a company incorporated in the Bahamas and controlled by UCBM Management, 43 Elizabeth Street, Nassau, Bahamas, conveyed as of November 15, 1996, the exclusive world wide rights to current and future technology for the treatment of different types of hazardous waste including patented and patent pending processes to the Company. The initial process is named "Zero-emission Energy Recycling Oxidation System," ("ZEROS") and is an on-site closed technology capable of recovering energy resources and marketable products from toxic and non-toxic waste sources which currently are causing disposal problems for numerous industrial concerns by a proprietary non-incinerating process. This conveyance also included the retention rights by M. Ltd., to any improvements and related technologies, whether patentable or not, discovered or invented by ZEROS. The next generations are processes called Bio-Dynamics and Aqua-Dynamics technologies which are parallel processes providing remediation of inorganic materials. These processes also are in the patent pending state. Subsequent improvements and expansions are currently in various stages prior to being finalized. Pursuant to the agreement with M. Ltd., these technologies are assignable to M. Ltd., because of the basic nature of the technology that was acquired by the Company from M. Ltd. The agreement provides further that all costs incurred in the development and filing of the patent applications are to be paid by the Company. See "Description of the ZEROS Technologies." The current and potential subsequent acquisitions were made in exchange for the promise by the Company to pay an initial sum of $4,000,000 within the first eight years of this agreement plus an additional $3,000,000 for each of the next four plants sold by the Company. The ongoing obligation to pay M. Ltd., includes a 5% royalty on gross income generated by use of any of the ZEROS equipment and the obligation to pay all legal fees necessary to complete this transfer. The legal fees in conjunction with this conveyance were $30,000 and have already been paid by the Company. The Company is also obligated to pay all costs on subsequent technology for environmentally friendly treatment of waste. See "Certain Relationships and Related Transactions" herein and Exhibit 10 (A) (1) for a copy of the Master License Agreement with M. Ltd. The Company is already generating income from acquisition of the ZEROS technology by selling non exclusive territorial licenses, and is in the process of selling or leasing the equipment required to utilize the technologies. Cash collections from the initial payments on the license sales are expected to commence during the first quarter of calendar 1998.


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The Company anticipates that cash receipts will be generated earlier from progress payments from the sale of the ZEROS equipment, however, there can be no assurance that this will be the case. The Company also expects to receive continuing royalty payments from the users of the ZEROS equipment on the gross revenues generated by the tipping fees at the input stations, the sale of recoverable products and fees for additional services to be performed on an ongoing basis to the owner-operators of the equipment. The only income booked to date is for the sale of three ZEROS licenses. The Company anticipates generating additional revenues by the sale and distribution of the additional licenses that its Licensees are authorized to sell. One Licensee has already contracted to sell a license with the initial payment due May 31, 1998. There can be no assurance that such sales will continue to occur, and that those licenses and systems already sold will generate sufficient revenues to cause the Company to continue to be profitable.

         Clark, the president and largest shareholder of the Company, filed the patent applications for the ZEROS process and the Bio-Dynamics. The patent applications were prepared by Clark and legal staff and submitted by Clark to the U.S. Box Patent Office for its filing assistance. This filing process is authorized by the U.S. Patent Office.

         It must be realized that there are significant risks attributable to patent infringement, reverse engineering and technology theft. These are possibilities for which the patent process provides limited deterrence.

         Clark has more than twenty years' experience in management and operation of OCS, Inc., primarily in the fields of oilwell blowouts, failures, fires and quality assurance management, in addition to his extensive efforts in developing and improving the ZEROS technology. If the Company or M. Ltd., feels compelled to defend any or all of the patents, the contemplated costs may be of such magnitude that they conceivably could be beyond the financial capabilities of both the Company and M. Ltd.

         PENDING ACQUISITION OF OCS ASSETS.

         OCS, Inc., ("OCS") has been active in the oilwell blowout, failure and quality assurance management business for more than twenty years and intends to remain active in that business. The Company has reached an agreement in principle to acquire all of the assets capable of being used in the manufacture of the ZEROS equipment from OCS as soon as practicable after a transaction that is mutually beneficial can be structured. Independent professionals need to approve the details as both the Company and OCS are controlled by Clark. Both entities hope this transaction can be finalized by the end of September of 1997, but there can be no assurance that this will be the case.

         Clark is the control shareholder in the Company and the sole shareholder of OCS. In the opinion of the Company, OCS provides staff, experience and know-how as an International Standards Organization ("ISO") certifying entity in the manufacturing of ZEROS equipment. Additionally, having the manufacturing process controlled in this manner will provide certain technology and proprietary secrecy for the Company. OCS will provide the Licensee with a


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turn-key installation, training for safety, proper use of the equipment and operational assistance. On-going maintenance, upkeep and parts replacement services also will be provided to the Licensee by the Company. See "Certain Relationships and Related Transactions" for a discussion on the relationship of Clark and the Company. The Company intends to make all of its equipment available to OCS so that OCS can manufacture and inspect the equipment for the purchasers of the ZEROS equipment. The Company believes that the ISO certification is an essential element in the manufacturing of the equipment, without which no equipment can be marketed, to meet the requirements of both the Licensees and their contractual obligations for hazardous waste cleanup which in many instances will be at major corporations and governmental facilities. The Company believes that OCS has the requisite expertise including the staff to perform these tasks. There can be no assurance that any or all of the projected revenue sources will materialize or that there will be a public market for the common stock of the Company. As an interim arrangement and in exchange for the Company's receiving a financial benefit for any ZEROS equipment manufactured by OCS, the Company has transferred 1,000,000 shares of its common stock to OCS.

         SALE OF ZEROS LICENSES.

         The Company currently sells its licenses to a ZEROS licensed company in conjunction with the execution of the relevant agreements. When the sale is made with the efforts of a Licensee, this Licensee receives the right to own up to 10% of the new Licensee.

         The Company sold three non-exclusive territorial licenses for total payments of $2,700,000 each, each payable in $900,000 payments annually over three years plus other ongoing financial obligations of the Licensees including the requirement that the authorized user purchase the ZEROS equipment from the Company and pay a 15% royalty fee on the gross income generated by the use of the ZEROS equipment by the Licensee or other authorized user. This non-exclusive territorial license permits the Licensee to either purchase ZEROS equipment for its own use or act as an authorized representative of the Company in the sale or lease of ZEROS equipment to independent third parties. To date one of the Licensees has referred a new Licensee to the Company which is included in the Licensees referred to herein. One third of the royalty received by the Company, or 5%, will be payable to M. Ltd., within 30 days of the Company's receipt of the royalties in accordance with the Master License Agreement between the Company and M. Ltd. Additionally, the Company contemplates assessing fees to cover additional services that it will provide to the Licensees and users.

         Each of the Licensees or possible Licensees contemplates the installation of ZEROS authorized equipment for its own account or that of an affiliate. All of the agreements entered into to date by the Company require that at least one ZEROS plant be installed and that the Licensee present a minimum of five qualified license purchase referrals during the term of the agreement. Even though the contract Licensees and/or purchasers of the equipment have the financial capabilities in the opinion of the Company to acquire at least one plant, there can be no assurance that the Licensees will continue to meet the financial terms of their agreement or that they or the Company will be able to secure the required financing to permit the construction of the plants should it be necessary. The Company and the Licensee are currently in negotiations with


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several potential sources for this financing. It is quite early in this process and success cannot be assured.

         The current Licensees are:

                  1) C. PAT RAMSAY ("Ramsay"), an individual, as of February 27, 1997 owner of ZEROS Piney Creek Corporation, a Mississippi corporation, ("ZPC") with a non-exclusive territorial license for the state of Mississippi organized so that ZPC could establish a waste disposal facility in connection with the development of a poultry processing business and a value-added service of forest products operation in Holmes County, Mississippi, an approved Federal Empowerment Zone.

         ZPC has the right to receive up to 10% of the equity in a new Licensee if ZPC makes the requisite introductions.

         ZPC has agreed to pay $900,000 per annum, payable annually for three years in payment for this non-exclusive territorial license. Ramsay has further secured this deferred payment by personally guaranteeing it. The total ZEROS equipment is projected to cost ZPC $23,700,000. Ramsay anticipates that funding for the purchase of the equipment will be through a financial institution secured by a U.S. Department of Agriculture Guarantee (Rural Development Administration). There, of course, can be no assurance that this financing will be completed, and if completed, when it will occur. Ramsay has contracted with Capital American Associates, Inc., ("Capital") a related party of the Company, for assistance in obtaining the US government guaranteed financing on the purchase of the ZEROS equipment. Capital believes that its financing fees for arranging such transactions are competitive with others and less than some other companies. See Exhibit 10 (B) (1) for a copy of the agreement selling ZPC to Ramsay. Also, see "Certain Relationships and Related Transactions" for a more detailed discussion about Capital.

                  2) ROBERT MARTIN BUILDERS, INC. ("Martin"), as of March 31, 1997 owns 100% of ZEROS California Corporation ("ZCC"), which holds the rights to ZEROS and ZEROS Bio-Dynamics technology as a non-exclusive Licensee for the state of California. The License price of $2,700,000 is payable at the rate of $900,000 per annum and is secured by all of the stock of ZCC and its assets as well as a personal guarantee by Robert Martin.

         ZCC is bidding for the waste disposal, clean-up and site remediation at the Alameda Naval Station, Hunters Point Naval Station and Treasure Island in the San Francisco Bay area. The Company and Martin believe that these three contracts will approximate $130,000,000 annually. There are 12 base closures projected to occur in the Bay area, each of which requires similar types


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of cleanup efforts. ZCC is hopeful of obtaining contracts on at least some of them. There, of course, can be no assurance that bids will be submitted, and if submitted, will be successful. ZCC, Martin and the Company believe that this ZEROS equipment can be financed by assignment of the base closure remediation contracts. Military officials and base closure organizations are urging the immediate implementation of cost-effective systems that can remediate without incineration and provide 100% destruction removal efficiency ("DRE"). The Company is of the opinion that its equipment can do this. Until the financing contracts are finalized, the Company, Martin and ZCC can have no assurance that there will be adequate financial capability to permit manufacture of the equipment to commence. Additionally, even though the ZEROS equipment and technology are acceptable to the base closure groups and various military officials, until contracts are signed there can be no assurance that ZCC will obtain the contracts. See Exhibit 10 (B) (2) for a copy of the agreement to sell ZCC to Martin.

         Robert Martin and some of his family members have also purchased from the Company a total of $100,000 of the One Year 10% Secured Debentures at face amount. This transaction was separate and apart from his purchase of ZCC.

         3) RICHARD AND KIM LAWSON ("LAWSON") of Thermal, California, effective May 31, 1997, have purchased a license from the Company through a referral and introduction by ZCC. In conjunction with the assistance of the Company they formed Lawson ZEROS Corporation ("LZC"), with ZCC purchasing 10% of LZC. LZC is obligated to pay $900,000 annually for three years.

         LAWSON is the owner-operator of an 80 acre landfill facility in Thermal, California. The ZEROS equipment, once delivered and operational, will be utilized by LAWSON to dispose of green waste and shrubbery, construction project demolition waste and used tires. The ZEROS equipment will permit them to eliminate the burying of waste in its landfill and recycle waste previously buried into commercially salable by-products. See Exhibit 10 (B) (3) for a copy of the agreement with LAWSON.

         It is the current intent of the Company to provide assistance to LZC in attempting to obtain financing to pay for the manufacture of the ZEROS authorized equipment that LZC will require.

         Each of the two proposed purchasers of the ZEROS authorized equipment has executed a separate Financial Services Agreement ("FSA") with Capital which requires Capital to perform certain services which include preparing a business plan and the documents necessary for submission to the governmental agencies for guarantees and credit insurance to meet the disclosure requirements for the contemplated financing and other related activities. For these "best efforts" services Capital is paid a series of fees and reimbursement of approved expenses. The fees in these instances currently are: Application and Financial Documentation Preparation $650, due at signing of FSA; $275 for preparation of presentation package due when the package is


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accepted by the Client; and 1% fees for each of Credit Insurance Placement and
Funding Placement. These latter two are contingent and due upon acceptance of coverage by the Client and at funding, respectively. Additionally, expenses incurred on behalf of the Client are subject to reimbursement when there is prior approval. Even though each of the two initial Licensees or purchasers of the ZEROS non-exclusive territorial licenses and systems have utilized the services of Capital, there is no obligation for any potential Licensee or equipment purchaser to do so. Capital believes that it can perform the required services more efficiently and at a lesser cost to the user than others might. There is, of course, no assurance that this will continue to be so or that any other user will select Capital. The Company does not share in any of the fees collected by Capital and is independent of Capital. See "Contracts" for a more detailed discussion of each of the contracts, "Description of Property" and "Certain Relationships and Related Transactions" for a more detailed discussion of the arrangements between the Company and Capital. Also see Exhibit 20 (3) for a copy of the form of Financial Services Agreement used by Capital.

BUSINESS OF THE ISSUER.

         ZEROS BUSINESS DEVELOPMENT AND MARKETING DIVISION.

         The ZEROS Business Development and Marketing Division sells non-exclusive territorial licenses and sells and leases the equipment, arranges for the manufacture of and the installation of the equipment required to operate the various ZEROS facilities and collects royalties on the tipping fees and the waste by-products sold as a result of the operation of the equipment. In addition, the Company intends to provide additional ongoing services to the users to permit the equipment to operate more efficiently and thereby to permit the Company to receive additional percentages of the revenues collected by the owner-operators to pay for these support services that will be provided on an ongoing basis.

         ZEROS QUALITY ASSURANCE DIVISION.

         The ZEROS Quality Assurance Division was established to monitor the manufacture, installation and operation of the various ZEROS authorized equipment that will be manufactured and installed by approved entities. The Company is committed to ensuring that the ZEROS plants perform in accordance with the specifications and capabilities disclosed in its literature. The Quality Assurance Division is charged with this responsibility.


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                     DESCRIPTION OF THE ZEROS TECHNOLOGIES.

                ZERO-EMISSION ENERGY RECYCLING OXIDATION SYSTEM
                                   ("ZEROS").

         The ZEROS technology is a closed, energy recycling process, operating as a thermal oxidation process. There is no incineration. There is no smokestack. It is classified by the Environmental Protection Agency ("EPA") as "Air Quality Exempt" under present regulations as it has demonstrated 100% DRE (Destruction and Removal Efficiency) and zero % emissions. On April 29, 1997 the Company received a letter from the Texas Natural Resource Conservation Commission stating, inter alia, that the system will not create a new source of air contaminants or increased emissions of air contaminants from existing sources and on that basis, no permit will be required from the Office of Air Quality. See Exhibit 20 (2) for a copy of this letter.

         The closed process has several advantages. Recycled flue gas can be recirculated at temperatures of up to 1200 degrees C. Since no ambient air is brought into the system, all nitrous oxide ("NOx") is eliminated unless nitrogen is present in the waste being processed. Additionally, the actual amount of exhaust flue gas in pound-mass is greatly diminished. In a standard incinerator system, the primary chamber temperature is controlled by a combination of fuel, waste feed, injected water, or excess air. With one major exception it is similar in the ZEROS process. In the ZEROS process the term "excess air" no longer applies. Oxygen is not derived from excessive amounts of ambient air but is supplied through the burner from an Oxidizer source. Going from excess-oxygen to no-oxygen is achieved through a flow control valve. The recycled flue gas also has a higher heat transfer capability than air at elevated temperatures. This emissivity factor is as much as 20% higher than ambient air at the same temperatures. It promotes higher efficiency when these flue gases are cooled in a waste heat boiler or other heat recovery process or system. Additionally, at elevated temperatures the recycled flue gas has the benefit of being reactive with carbon and some hydrocarbons to form a CO syngas. Hence, purification of all the CO2 balance stream gas for product gas could be further reduced by using CO2 reaction with carbon to form a CO synthetic fuel gas. This heat recovery process lends itself most naturally to electrical co-generation which is much more efficient in this technology than with other systems and water purifications.

         The Secondary Combustion Chamber ("SCC") can now be supplied with the precise amount of oxygen to complete oxidation of the fuel and flue gas constituents coming from the Primary Combustion Chamber. Any unburned carbon, carbon-monoxide, or other products of incomplete combustion are treated the same as a normal system, again, with the exception that no ambient air is brought into the system. Thus, no NOx are formed at the burner or in the chamber. SCC temperatures are determined from a waste profile characterization.

         Several configurations can be used to complete the system from the SCC. For the material balance indicated, SCC gases are cooled to 250 degrees C to enter the baghouse. Clean, filtered flue gas is then ready for recycling while the remaining exit balance gas stream is super purified to liquid or solid carbon dioxide. The recycled flue gas is kept at the higher operating temperature to stay well above any acid gas dew point. On each process cycle, more acid gas is removed for scrubbing than is left in the system. This prevents a build-up of acid gas in the plant.


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The high recycle flue gas temperature means that less energy is required to bring the entire equipment up to operating parameters than if outside ambient air were being used.

         Because the exit flue gas is brought to a complete halt in the CO2 processing stage, this is the only system of which the Company is aware that can demonstrate 100% Destruction and Removal Efficiency (DRE) and because an equal weight of the mass balance is demonstrated, zero % emissions is achieved.

         The Company believes that some of the advantages of the Zero-emission Energy Recycling System are:

         The process responds to public concerns about smokestack emissions There is no "Exhaust Stack"
         There are no "Emissions"
         There are no Atmosphere/Ozone Impacts
         The Air Quality Exemption is achievable
         No "Emergency Stack Opening" is required
         Gas Velocities are not a factor
         There is increased system control
         There are no Air Dispersion Models or Health Risk Models
         Produces relatively free of cost of electrical energy by co-generation There are revenues from operations by the sale of resultant products

            ZEROS BIO-DYNAMICS AND ZEROS AQUA-DYNAMICS TECHNOLOGIES

         ZEROS Bio-Dynamics Technology is a nonthermal parallel process for remediating and cleaning organic hydrocarbons and chlorinated hydrocarbons and inorganic metals from soils with no emissions while then destroying any toxins removed in a non-polluting thermal energy recycling process. This process is comprised of the following steps:

               1. The ZEROS process destroying heavily contaminated hydrocarbons and other organic contaminates, producing carbon dioxide but no emissions.

               2. The ZEROS Bio-Dynamics process utilizing an enclosed scrubber and the carbon dioxide produced by the ZEROS process to solvent clean all hydrocarbons from the soils.

               3. The soils that have metals contamination are treated with acid and the acid then neutralized and processed through the ZEROS process leaving clean soil.

               4. Additionally, the excess carbon dioxide from the ZEROS process is injected into injection water wells and recovered and used as quench water for the ZEROS thermal process to moderate combustion chamber temperatures, by which the hydrocarbon contamination of the water is remediated.


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         MANUFACTURE OF THE ZEROS EQUIPMENT.

         The Company currently intends to enter into contracts with OCS which would authorize OCS to manufacture ZEROS equipment for owner-operators of the plants. OCS is an independent company, wholly owned by Clark, president and largest shareholder of the Company. The Company and OCS have agreed in principle that OCS will convey all of its assets that can be used in the manufacture of ZEROS equipment as soon as independent professionals can structure a transaction that is mutually beneficial. Until this transaction is consummated, the Company has designated OCS as an authorized manufacturer of ZEROS authorized equipment. Because OCS has agreed to permit ZEROS to receive a fee for all ZEROS authorized equipment manufactured by OCS until the transaction referred to herein closes, the Company has transferred 1,000,000 shares of its common stock to OCS. This stock is included in the common shares owned by Clark, reported elsewhere in this document as Clark is the sole owner of OCS.

         OCS is located in Highlands, Texas just east of Houston, and owns a 100,000 square foot facility with storage, welding and machine works equipment as well as an industrial laboratory for testing, inspecting and qualifying ZEROS equipment. This facility is capable of producing four ZEROS facilities simultaneously during a 150 day period and a total of eight per year. OCS is an oilwell control services company, engaged in oilwell blowout, fire, failure and quality assurance management services and construction and has been in business for more than 23 years. It has serviced more than 1,950 oilwell blowouts, failures and fires during the time it has been in business. It is an ISO certifying manufacturer. The Company currently anticipates that OCS will be responsible for the manufacture of the ZEROS equipment in their Highlands facility. See "Certain Relationships and Related Transactions."

         PRINCIPAL MARKETS.

         Every facility that emits waste through a smokestack or has potentially hazardous waste as a by-product from its business becomes a potential customer directly or indirectly through an intermediary that wishes to solve this disposal problem. It includes governmental agencies such as the Department of Defense, especially the military base closure remediation contractors, Department of Agriculture, Department of Energy, Department of Interior-Bureau of Reclamation, Department of Transportation, Environmental Protection Agency, Department of Commerce, Department of Health and Human Resources and the State Department plus international, state and local agencies and governments as well as major industries such as public utilities, petrochemical companies, mining and milling groups and other industries located throughout the world. Also see "Potential Customers and/or Clients."

         POTENTIAL CUSTOMERS AND/OR CLIENTS.

         The Company has established goals for the next five years focusing on the agri-industrial, biomedical and export trade areas for the sale of licenses, equipment and the execution of royalty agreements. Currently, the Company has received more than 30 inquiries and requests for proposals. They range from a British concern seeking alternative ways to dispose of the "Mad Cow" waste, military base closure contractors, poultry, swine and cattle processors, biomedical


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organizations and various petrochemical companies. There, of course, can be no assurance that any of these inquiries will result in contracts, or if they do, that they will be profitable.

         To the extent that financial resources permit, the Company intends to accelerate its marketing campaign by increasing its efforts in the following broad areas: industrial, agricultural, export trade, military base operations and biomedical. These efforts will be enhanced by continuous presentation of technical papers and articles to professional publications and trade show exhibitions, as well as an advertising campaign.

         Once clients have executed contracts for the acquisition of the equipment, an extensive in-service training and education program will commence. It will be a continuous process with planned updates throughout the entire life of the equipment. The Company has a commitment to ongoing improvement of the equipment and perpetual education of the Licensees and their appropriate employees. See also "Contracts/Clients/Licensees" elsewhere in this section.

         COMPETITION.

         Competition includes many private trash and waste companies and several publicly-held waste management companies such as Allwaste, Laidlaw, Allied Waste Industries, BFI, Inc., International Technologies and Waste Management, Inc. These companies primarily transport and store or bury waste in landfills or incinerate or treat the waste with chemicals. Any of these procedures over time could cause contamination of aquifers and the environment. If landfills are used, they can also cause economic hardships to the neighboring properties. If incineration is used, the emissions in certain instances create negative atmospheric problems, either actually or by perception, including, in certain instances, acid rain and ozone problems. The equipment being marketed by the Company does none of these. Consequently, it could be stated that these companies are not competitors, but actually prospective clients. The aforementioned companies do not eliminate waste.

         CONTRACTS/CLIENTS/LICENSEES.

         The Company currently has three executed license agreements. They are:

         1. ZEROS PINEY CREEK CORPORATION, owned by C. Pat Ramsay, which will be providing services in Holmes County, Mississippi located in a Federal Empowerment Zone scheduled for funding commitments of federal, state and local government monies in excess of $130,000,000 for the development of poultry farms and a forest products operation. Prior to implementing the poultry and forest products operations these projects are required to have in place a compliant plan for handling the hazardous waste and litter produced by the operations. An estimated $23,700,000 system for ZPC processing business and value-added forest products operation is being negotiated with the Company in order to meet this condition precedent to the commencement of the development of the two activities in northern Mississippi.



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The ZPC System has the following features that the Company believes to be beneficial:

              Destruction Removal Efficiency 100%
              Waste is recycled to clean salable by-products which include:
                 gas
                 steam for industrial and co-generation use carbon dioxide gases and solvents carbonic fluids and refrigerants (replacing freon) dry ice solid fuel stock metal additives for steel production

         ZPC contemplates using a U.S. Department of Agriculture loan guarantee to finance its equipment purchase. They have contracted with Capital for assistance in attempting to obtain this guarantee and the underlying financing. They will purchase the equipment from the Company and also pay an ongoing 15% license royalty payment to the Company. Pursuant to the technology transfer agreement between the Company and M. Ltd., the Company will remit 5%, or one third, of this royalty to M. Ltd. There, of course, can be no assurance that the US Government Guarantee for the purchase of equipment will be obtained.

         2. ZEROS CALIFORNIA CORPORATION was formed in conjunction with the assistance of the Company and transferred to Robert Martin Builders, Inc., ("Martin") for the purchase of a non-exclusive territorial license, $2,700,000 payable in three equal annual payments of $900,000. ZCC will also pay the Company a 15% royalty based upon gross income generated from the use of the ZEROS units. ZCC has structured an alliance with a group of government contractors qualified to perform contract work on the military bases in conjunction with the large number of base closures scheduled to occur in California within the next two years by using ZEROS equipment and technology. The estimated cost of the appropriate equipment is $22,300,000 which ZCC and the Company believe can be financed by assignment of base closure remediation contracts. Both the Company and Martin believe that more than $2.1 billion of cleanup and base remediation monies will be used for the various military bases scheduled for closure during the next sixty months.

         ZCC has the bonding capacity required for contracting for site remediation with the ZEROS technology. This equipment placed for utilization will be mobile so it can be moved from base to base to perform its required tasks. ZCC is negotiating with several parties, one of whom is expected to purchase the ZEROS equipment and lease it to ZCC. ZCC is also obligated to pay a royalty of 15% of the gross income generated by the use of its own ZEROS authorized system to the Company. The Company is obligated to remit 5%, or one third of the royalty, to M. Ltd., as part of its technology acquisition agreement. Gross income is defined as all income generated from tipping fees at the input station and from the sale of all products produced by each ZEROS unit before deducting operating expenses and taxes. There, of course, can be no assurance that ZCC will be successful in these negotiations to provide sufficient financing to permit the leasing of the ZEROS equipment to ZCC.

         3. LAWSON ZEROS CORPORATION, a California corporation ("LZC") was formed in conjunction with the assistance of the Company and transferred to Richard and Kim Lawson ("LAWSON") of Thermal, California. Because the LZC license was arranged through ZCC, ZCC owns 10% of LZC. For the License, LAWSON contracted to pay $2,700,000 to the Company in three annual payments of $900,000. LZC will also pay the Company a royalty of 15% of the gross income generated by its use of the ZEROS authorized plants.

         The Company and Capital are assisting LZC in attempting to obtain the financing to permit the manufacture of the ZEROS authorized equipment to be sold or leased to LZC. The Company believes that this facility should provide an acceptable test and demonstration service for the military, government and potential Licensees. To date no firm commitment from a financing source has been obtained. There can be no assurance that such financing will be available, and if available, that it will be at a cost sufficient to permit a profit to the Company.

GOVERNMENTAL APPROVALS AND POTENTIAL FUTURE REGULATIONS.

         The ZEROS process is currently exempt from EPA and the Department of Environmental Quality regulation because there is no smokestack or emissions to regulate or measure as described by Title 40 and the Environmental Impact Statements required. On April 29, 1997 the Company received a letter from the Texas Natural Resource Conservation Commission confirming this. See Exhibit 20
(2) for a copy of this letter.

         While no one can be totally sure of the direction of future governmental regulatory actions, the ZEROS process has zero emissions as there is no smokestack. This gives the Company a reasonable degree of comfort that future regulations, even if more restrictive, should not adversely affect its future operations. There can be no assurance that this will be the case. Consequently, with some of the present methods of disposing of waste being banned by the EPA because of the hazards of burying, burning or adding chemical compounds, the ZEROS technology may actually be aided by increases in regulation. Of course, there can be no assurance that this trend will continue, or if it does continue, that no one else will develop a competitive system or a better one.

         RESEARCH AND DEVELOPMENT.

         As part of the Master License Agreement executed by the Company with
M. Ltd., as of December 1, 1996, ZEROS has agreed to pay M. Ltd., $4,000,000 within eight years of the execution of this agreement plus $3,000,000 for each of the four subsequent systems plus a 5% royalty on future gross income. As part of this Master License Agreement, M. Ltd., is entitled to royalties and the stated fees pursuant to an exclusive license to the Company on all improvements and additions to the ZEROS technologies regardless of whether patentable or non-patentable in the general area of hazardous waste cleanup. The Company is also required to pay the agreed upon royalties for improvements to the ZEROS technology even if the Company develops them. The agreement also provides for the Company to file for patent protection for M. Ltd., if it is determined that this is appropriate with the expenditures to be paid by the Company. See Exhibit 10 (A) (1) for a copy of the Master License Agreement.

         EMPLOYMENT.

         The Company currently has no employees on its payroll. To maximize available resources, the Company relies on the staff personnel of Capital as well as independent contract professionals, on an "as needed" basis. Currently, the Company plans to use OCS as the authorized ZEROS equipment manufacturer. The relations with all of these individuals is excellent. It does not anticipate any significant difficulty in increasing its personnel capabilities including hiring on a full time basis the necessary executives and staff personnel should circumstances require and finances permit.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION.

         The Company was organized on November 12, 1996. The only cash generated during the initial period of operations, from November 12, 1996 to March 31, 1997 $885,500, came from the private placement of debentures. The revenues of $3,383,845 were generated by the sale of ZEROS licenses. Negotiations are in varying stages with regard to the sale or lease of ZEROS equipment. Even though the total estimated cost of these plants has been defined within reasonable parameters, the financing necessary to commence manufacturing has not been finalized. Therefore, until the buyer of the ZEROS equipment can make the required payment, the Company cannot be totally assured of the sale of the equipment.

         During the first fiscal quarter of FY 1998, the period from April 1, 1997 through June 30, 1997, the Company continued its efforts to sell the non-exclusive territorial licenses for the ZEROS technology as well as continuing its improvements of the ZEROS technology. The Company also raised an additional $894,760 by the sale of additional one year debentures. One new contract was executed during this time period, the licensee being introduced to the Company by one of the two prior licensees. The terms of the sale are disclosed in the discussion of the Licensee. See, "Richard and Kim Lawson (LAWSON)."

         The Company plans to obtain adequate financing to permit the manufacture of the ZEROS authorized equipment described above to be able to service the full needs of its Licensees and owner-operators of the ZEROS authorized facilities. The Company believes that it may be necessary to raise additional funds even if all ZEROS authorized plants are sold. The Company believes, however, that if it is able to offer leasing as an additional option, it should increase its revenues as some prospects have a need but not the financial capabilities to purchase ZEROS authorized equipment. Present indications are that the plant for Lawson will be financed by an independent third party. Manufacture of all ZEROS authorized plants will commence once the required funds are on hand or the Company is fully satisfied that the acquirer can meet the equipment purchase obligations in a timely manner. The Company has had preliminary discussions with several companies who are in the business of arranging financing to provide the required financing for the equipment to be leased to LZC. Even though the discussions are quite preliminary, the Company and Capital believe that such financing can be obtained on terms and conditions adequate to meet LZC's needs. Of course, there can be no assurance that such financing can be obtained, or if obtained, that the terms will be favorable enough to produce a profit for the Company and LZC.

         Through June 30, 1997 the private placements totaled $1,780,260 in one year 10% secured debentures. In the opinion of the Company it has sufficient capital to permit it to operate for at least the next twelve months. Of course, there can be no assurance that adequate financing can be obtained to permit the Company to secure and implement additional contracts.

         REVENUE SOURCES.

         The Company anticipates that it will continue to obtain revenues from the sale of licenses to independent third parties to use the ZEROS technology. These licenses are currently priced at $2,000,000 per license plus an additional $700,000 for the right to make deferred payments. The Company anticipates that it will earn up to 20% of the sales price of the equipment as a manufacturing profit by contractual arrangement with the company manufacturing the ZEROS authorized system. The Company has entered into an agreement with OCS in which the Company will obtain a profit should OCS manufacture the ZEROS equipment for an authorized user. To obtain this benefit, the Company has transferred 1,000,000 shares of common stock to OCS. The Master License Agreement with M. Ltd., requires the payment of $4,000,000 within the first eight years after the effective date of this agreement and an additional $3,000,000 to be paid for each of the first four plants sold by the Company to other Licensees. Licensees are obligated to purchase or lease the equipment from or through the ZEROS authorized manufacturer. The prices of the equipment are based roughly upon the size, design and capacity of the equipment which therefore bears some relationship to the manufacturing cost. The agreements with the Licensees provide that they pay a 15% royalty on the tipping fees and on the sale of by-products from operation of the ZEROS equipment of which 5%, or one third, is remitted to M. Ltd., within thirty days of receipt.

         MARKETING EFFORTS.

         The Company intends to market aggressively the ZEROS technology and equipment, utilizing its relationship with Capital to assist the prospective licensees and buyers in arranging financing for the purchase of the equipment. It intends to pursue leads from users, staff personnel, trade shows and conferences as well as hire a professional marketing staff. Effective July 1, 1997 the Company has increased its space requirements by adding additional space in 507 North Belt East in Houston to have a dedicated marketing office.

ITEM 3. DESCRIPTION OF PROPERTY.

         The Company currently subleases its administrative offices adequately furnished with furniture, computers, telephones and facsimile equipment with approximately 4,500 square feet at 507 North Belt East, Suites 155 and 550, Houston, Texas 77060, from Capital. It leases furnished space including office equipment plus reimburses direct out-of-pocket expenses for such items as postage and office supplies.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         Listed below is the security ownership of any person, (including any group), who is known to the small business issuer to be the beneficial owner of more than five percent of any class of the small business issuer's voting securities. A large percentage of the shares owned by Clark, the president of the Company, are committed for exchange of the debentures sold by the Company and for the exercise of warrants that he has issued to officers, directors, Capital and professionals who have been and will be providing their services to the Company, in addition to the debentures holders being entitled to purchase warrants from Clark until March 31, 1998. In one known instance he will receive voting convertible preferred shares approximately equal to the common shares he transfers. See Note 3.


                           Name and                       Amount And       Percent
 Title of           Address of Beneficial                  Nature Of          Of
  Class                     Owner                       Beneficial Owner     Class
 --------           ---------------------               ----------------   -------
                 Steve Clark
COMMON           507 North Belt East, Suite 550
                 Houston, TX  77060                        10,000,000(1)     80.26

                 CAG Trust(6)
                 507 North Belt East, Suite 550
                 Houston, TX  77060                         1,000,000          8.0


VOTING           Steve Clark
CONVERTIBLE      507 North Belt East, Suite 550             4,507,000        39.19(2)
PREFERRED        Houston, Texas  77060

                 CAG Trust(6)
                 507 North Belt East, Suite 550               421,245         3.66
                 Houston, Texas  77060

         Note 1. Clark has agreed to distribute from the shares that he owns to certain of the officers, directors and staff of the Company and of CAG Trust for the benefit of the shareholders of Capital, 600,000 shares of common stock in the Company as additional compensation to them. Clark has also agreed to compensate Jesse Blanco by issuing 100,000 shares of common stock of the Company for services rendered.

         The officers, directors and staff where also issued 1,400,000 common stock purchase warrants ("Warrants") by Clark as additional compensation. Each of these warrants along with $1.25 can acquire one share of common stock in the Company from Clark at any time until March 31, 1998.

         Additionally, Clark is offering warrants at the rate of two warrants for each dollar face amount of debentures purchased by the debenture holders at the purchase price of $0.25 per warrant any time until March 31, 1998, said warrants expiring March 31, 2003. Each warrant entitles the holder to purchase one share of common stock. There is protection against dilution. These warrants which have been offered to debenture holders are in addition to the conversion rate of two common shares for each one dollar of face amount until the maturity, one year from the issuance of the specific debenture. The shares issuable in exchange for the debentures are to be issued by the Company. Since none of these common shares have been transferred by Clark and conceivably might not be, they are listed in his total of shares owned, but are restricted from transfer by him aside from pursuant to this obligation. See "Debentures" for a more detailed explanation of the conversion feature of the one year debentures and "Preferred Stock" for a more detailed explanation on the terms and conditions of the voting and nonvoting preferred stock.

         Note 2. All preferred shares will be convertible into common shares at the rate of one share of common for each share of preferred with protection against dilution.

         Note 3. As consideration for the common shares provided by Clark for debenture exchange and issuance pursuant to the warrants that he has issued or has granted the right to purchase or may issue and to exchange to the Company for use in possible conversion of the debentures, the Company transferred 3,000,000 shares of voting preferred stock to Clark. This was accomplished by a Redemption Agreement between the Company and Clark on July 24, 1997.

         Listed below is the security ownership of the named officers and directors.


                           Name and                       Amount And       Percent
 Title of                 Address of                       Nature Of          Of
  Class                Beneficial Owner                 Beneficial Owner    Class
 --------              ----------------                 ----------------   -------
                 Steve Clark
COMMON           507 North Belt East, Suite 550
                 Houston, TX  77060                       10,000,000(1)     80.26

                 Jesse Blanco
                 507 North Belt East, Suite 550
                 Houston, TX  77060                          200,000          1.6

                 Chet Gutowsky
                 507 North Belt East, Suite 550
                 Houston, TX  77060                          100,000           .8

                 R. J. Simmons, Jr.
                 507 North Belt East, Suite 550
                 Houston, TX  77060                          120,000          .96

                 Susan Smith
                 507 North Belt East, Suite 550
                 Houston, Texas  77060                       170,000         1.36

                 Celso B. Suarez, Jr.
                 507 North Belt East, Suite 550
                 Houston, TX  77060                          120,000          .96

                 officers and directors, total            10,710,000         83.4

VOTING           Steve Clark
CONVERTIBLE      507 North Belt East, Suite 550
PREFERRED        Houston, Texas  77060                      4,507,000(2)     39.2(2)

                 Jesse Blanco
                 507 North Belt East, Suite 550
                 Houston, Texas  77060                        346,809(2)      3.0(2)

                 Chet Gutowsky
                 507 North Belt East, Suite 550
                 Houston, Texas  77060                        259,999(2)     2.26(2)

                 R. J. Simmons, Jr.
                 507 North Belt East, Suite 550
                 Houston, Texas  77060                        251,999(2)     2.19(2)

                 Susan Smith
                 507 North Belt East, Suite 550
                 Houston, Texas  77060                        358,949(2)     3.12(2)

                 Celso B. Suarez, Jr.
                 507 North Belt East, Suite 550
                 Houston, Texas  77060                        253,999(2)     2.21(2)

                 officers and directors, total              5,978,755

WARRANTS         Jesse Blanco                                 400,000

(issued by S.
Clark)           Chet Gutowsky                                200,000

                 R. J. Simmons, Jr.                           220,000

                 Susan Smith                                  270,000

                 Celso B. Suarez, Jr.                        220,000

                 officers and directors, total              1,310,000(1)

         Note 4. The Company has not issued any warrants. All warrants enumerated above were granted by Clark and not by the Company. Therefore, the exercise of any or all of these warrants will not change the outstanding shares. See footnote 1 in the table above for further details.

         Note 5. CAG Trust is a business trust created for the benefit of the shareholders of Capital, a related party to the Company. It is also the owner of 250,005 shares of voting convertible preferred shares and 200,000 warrants. These numbers are not included in the tables above.

         As of August 1, 1997, the Company authorized as additional compensation for services rendered. The following voting preferred shares as compensation to certain of the officers, directors and on behalf of Capital, the CAG Trust. The preferred shares authorized for issuance to the officers, directors and the CAG Trust are voting, whereas the preferred shares authorized for issuance to all others are nonvoting. There is protection against dilution to preserve the percentages of ownership, but not in the event of the issuance of additional common or preferred shares for reasonable value. The Company also authorized issuance of the following voting preferred shares for each of the first five license placements. Since three licenses have been placed, preferred shares for the three are authorized for issuance. The Company is obligated to issue the number of shares contained in the column, "Shares per new licenses," for each of the fourth and fifth license placed. The shares issuable for the first three are included in the totals above:


                                  Bonus     Shares per  Total license    Total
      Name                        Shares    new license    shares        shares
      ----                        -------   ----------- -------------  ---------
Steve Clark                         7,000      500,000    1,500,000    1,507,000

Jesse Blanco                       96,810       83,333      249,999      346,809

Chet Gutowsky                       1,000       83,333      249,999      259,999

R. J. Simmons, Jr                   2,000       83,333      249,999      251,999

Susan Smith                       108,950       83,333      249,999      358,949

Celso B. Suarez, Jr.                4,000       83,333      249,999      253,999

CAG Trust                         171,240       83,335      250,005      421,245

         Total                    391,000    1,000,000    3,000,000    3,400,000


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Following are the names, ages and business experience for the past five years of all directors and executive officers:

NAME                     AGE            POSITION
----                     ---            --------
Steve Clark              50             President, Director

Jesse Blanco             50             General Counsel, Secretary, Director

Chet Gutowsky            50             Chief Financial Officer, Director

R. J. Simmons, Jr.       73             Director

Susan Smith              48             Assistant Secretary, Director

Celso B. Suarez, Jr.     40             Director

STEVE CLARK is the principal organizer of the Company and is Chief Executive Officer and a director. He originally negotiated for the acquisition of the ZEROS technology on behalf of OCS and Blowout and Failure ("BAF"), two companies wholly owned by him. He has served as the President of these companies for more than the past five years. These companies specialize in the oilwell blowout, failures and fires business as well as project management, construction supervision, inspection, testing and quality assurance consulting and management. When he realized the potential significance of the ZEROS technology he directed the access to the technology to a separate company. Earlier versions of the ZEROS equipment and technology have been used successfully by OCS in providing toxic waste handling services for its clients.

CHET GUTOWSKY is the Treasurer and Chief Financial Officer of the Company as well as a director. He received his M.B.A. in finance from the University of Texas.

JESSE BLANCO is the Secretary and General Counsel of the Company as well as a director. For more than the past five years he has been practicing law as a sole practitioner as a member of the Texas Bar. He has a J.D. from the University of Houston and was formerly Assistant Dean of the University of Houston College of Law.

SUSAN SMITH is the Assistant Secretary of the Company as well as a director. She has been president of Capital American Associates, Inc., a related party to the Company for the past three years. Prior to that she was Director of Client Services for a Houston area staff leasing company. She has a background in insurance, credit guarantee programs and export-trade development. She is a graduate of Louisiana Tech University with a Bachelor of Arts. She is the daughter of Raymond Jefferson Simmons, Jr.

CELSO B. SUAREZ, JR., is a director of the Company and has been engaged in the private practice of law for the past five years. He received his J.D. from Drake University and his undergraduate degree from the University of Houston.

RAYMOND JEFFERSON (R.J.) SIMMONS, JR., is a director of the Company. He retired from United Gas Pipe Line Company, a division of United Energy, in 1986 as Executive Vice President. He has served on committees of the Gas Research Institute, the International Gas Union and the Pipeline Research Committee. He is the father of Susan Smith.

ITEM 6. EXECUTIVE COMPENSATION.

         None of the officers currently receive salaries. They each have other employment and are compensated by the Company on a consulting basis for the services actually provided.

                           SUMMARY COMPENSATION TABLE

                                                     Annual Compensation                               Long
                                                     -------------------                               Term
                                                                                                       ----
Name And Principal Position                      Year   Salary(1)               Other
---------------------------                      ----   ---------               -----
Steve Clark, President                           1997       0        $1,000 monthly car allowance      None

Jesse Blanco, Secretary, General Counsel         1997       0        $1,000 monthly car allowance      None

Chet Gutowsky, Chief Financial Officer
       and Treasurer                             1997       0                    None                  None

Note 1: None of the officers of the Company currently receive salaries. They each are paid as self-employed consultants for the actual time they consult with the Company. The Company intends to employ at least some of the officers under employment contracts once they believe the financial condition of the Company permits.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         STEVE CLARK.

         Steve Clark is President, Chief Executive Officer and largest shareholder of the Company. He is also the sole owner of OCS, Inc., and BAF. He initially negotiated for the transfer of the ZEROS technology with M. Ltd., on behalf of these two previously named companies. When he realized the potential significance of the ZEROS systems he shifted his focus to place the technology in a separate company to be able to offer shares to interested parties and to separate the ZEROS activities from the exposure of the businesses of the other two companies. As part of his negotiations with M. Ltd., initially on behalf of OCS and BAF and subsequently on behalf of the Company, he agreed to handle all patent applications and obligated the Company to pay the out-of-pocket costs.

         CAPITAL AMERICAN ASSOCIATES, INCORPORATED.

         Capital is a capital-financial development company specializing in providing businesses with resources for export trade, working capital and credit protection plans for domestic and international accounts receivable. Capital has established a business trust, CAG Trust ("CAG"), to hold investment assets solely for the benefit of its shareholders. Therefore, all shares in the Company that would otherwise be owned by Capital are owned by CAG and are disclosed in that manner herein.

         Capital subleases the furnished office space to the Company as well as provides the necessary administrative services and equipment to the Company on a month-to-month basis, for which they are reimbursed on an out-of-pocket or pro rata basis. CAG owns 1,000,000 common shares and 421,245 voting convertible preferred shares of the Company. CAG is to receive an additional 83,335 for each of the next two ZEROS licenses placed. The controlling shareholders of Capital and CAG are not 5% or greater shareholders of the Company or employees, although several of the Capital employees are shareholders and/or directors in the Company.

         Attached as Exhibit 20 (3) to this document is the standard Financial Services Agreement used by Capital. It contains its normal fees and expenses.

         M. LTD.

         M. Ltd., conveyed the ZEROS technology to the Company for an initial sum of $4,000,000 to be paid within the first eight years of the execution of the agreement plus an additional $3,000,000 for each of the next four equipment systems sold by the Company to other Licensees in addition to an ongoing 5% royalty payment of gross income generated by the operation of the equipment relating to the ZEROS technology. The Company is obligated to pay for and file any subsequent patent applications on ZEROS related technology for the benefit of M. Ltd. This permits the Company to obtain the exclusive world wide rights to all subsequent technology for the costs referred to above. The agreement also states that Clark initiated the discussions with M. Ltd., in his capacity as sole shareholder of BAF and OCS, Inc. When he realized the profit potential for the ZEROS technology, the probable need for capital to maximize this potential and the possible liabilities that exist for BAF and OCS because of their full-time involvement in the oil well industry, he decided to organize the Company, and conclude the negotiations for the acquisition of the ZEROS technologies with
M. Ltd., in the name of this new entity, the Company. See Exhibit 10(A)(1) attached for a copy of the agreement between M. Ltd., and the Company which gave the Company the exclusive license to market the ZEROS technology.

         BLOWOUT & FAILURE, INC.(BAF).

         BAF, also wholly owned by Clark, was originally founded in 1980 to provide oil industry clients with quality certifications, standardizations, inspections, testing and audits under National and ISO codes for processes and operations procedures.

         BAF currently owns a 1976 Piper Cheyenne II airplane for which it and the Company have executed an Aircraft Reimbursement Agreement in which the Company agreed to pay 120 regular payments of at least $16,000 per month to provide for a minimum of twenty hours of access per month at the rate of $800.00 per hour. Each additional hour shall be billed at $800.00 per hour. The effective date was April 1, 1997. The Company has also placed a non-interest bearing security deposit of $16,000 with BAF, which is to be returned at the conclusion of the reimbursement agreement. The executives of the Company have numerous sales and service obligations to visit locations not efficiently served by commercial airlines. See Exhibit 10(A)(2) for a copy of the Aircraft Reimbursement Agreement.

         OCS, INC.

         OCS, Inc., ("OCS") also wholly owned by Clark, was founded in 1975 as a group of energy industry service companies specializing in quality assurance consulting and management, oil well failure and blowout control, general industrial inspections, oil rig construction and repair, and project management and construction supervision. Both the Company and OCS have reached an agreement in principle whereby OCS will transfer all of the assets capable of being used in the manufacturing of the ZEROS equipment once independent professionals can prepare an agreement that is mutually beneficial. Until such a transaction occurs, OCS will act as an authorized manufacturer of ZEROS authorized equipment under an agreement between the parties. In exchange for the Company's receiving a share of the manufacturing profits, the Company has transferred 1,000,000 shares of common stock to OCS. See Exhibit 10 (A) (2) "Agreement in Principle to Acquire OCS Assets."

ITEM 8.  LEGAL PROCEEDINGS.

         To date there have been no legal proceedings out of the ordinary course of business nor is there any litigation pending which could have a material adverse effect upon the Company.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

         To date there has been no public market for the common shares of the Company.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

         During the past twelve months the Company has sold the following unregistered securities.

         10% ONE YEAR SECURED DEBENTURES.

         During the period from December 1996 to March 1997 the Company issued a total of $855,000 of one year 10% Secured Debentures to family, friends and other accredited investors with the minimum purchase of one $10,000 face amount debenture. They were all issued at face amount and each one dollar of Secured Debenture is secured by two shares of Common Stock currently owned by Clark. Each dollar of the debentures is convertible into two shares of common stock at the maturity of the debentures at the option of the debenture holder by exchange with the Company. Additionally, the debenture holders have the right to acquire common stock purchase warrants from Clark for $0.25 per warrant at the rate of two warrants for each dollar of face amount of debentures until March 31, 1998. These warrants can be used to acquire an equal amount of common shares of the Company from Clark for $1.50 per share until March 31, 2003. These warrants have protection against dilution. Interest is due and payable at the maturity of the Secured Debenture and is waived by the holder if the Secured Debenture is exchanged for the Common Stock. The debentures mature one year from the actual date of issuance. Therefore, the debentures mature at different dates depending upon the date of sale. Sales were made by officers and directors of the Company and no commissions were paid in connection with the sales. The debenture holders have the right to exchange their debentures for the common shares at any time prior to the maturity of the debentures.

         During the period April 1997 through June 1997 the Company sold an additional $925,260 of the 10% one year secured debentures in a subsequent private placement. The combined sales of the 10% one year secured debentures were made to fewer than 35 non-accredited investors plus accredited investors. Here again, the officers and directors of the Company made all of the sales without payment of commissions by the Company.

         Clark has agreed to exchange up to 4,000,000 of common shares that he currently owns with the Company for up to 3,000,000 Golden Preferred Shares to satisfy the exchange provisions of the debentures from common shares. He also has agreed to retain, unencumbered save for this obligation, the required number of common shares for any warrants that he might sell to debenture holders from the common shares that he currently owns.

         COMMON STOCK.

         The Company exchanged 100,000 shares of its common stock with Capital American Associates, Inc., for 20,000 shares of Genesis Capital Corporation ("Genesis") $10.00 stated value 6% convertible preferred stock. This preferred stock is convertible into common at the rate of ten shares of common for each share of preferred. The common stock of Genesis was quoted recently on the over-the-counter bulletin board at about $0.25 per share and is recorded on the books at $25,000 capital contribution.

ITEM 11. DESCRIPTION OF SECURITIES.

         COMMON SHARES.

         The Company has 20,000,000 shares $0.001 par value authorized and 12,490,000 issued and outstanding.

         PREFERRED SHARES.

         The Company currently has two classes of convertible preferred shares authorized and outstanding.

         GOLDEN PREFERRED (VOTING PREFERRED).

         This class of preferred has a par value of $0.001 with 11,500,000 shares authorized and 6,400,000 outstanding or currently issuable. Each share of the voting preferred is entitled to one vote, similar to the common stock, and receives a dividend of 0.06 shares of common stock, payable annually. The Company will round up to the next whole number any fractional shares payable in the total annual dividend to each shareholder.

         NONVOTING PREFERRED.

         The Company has authorized 8,500,000 shares of nonvoting preferred stock with a par value of $0.001 and dividends payable in common shares at the rate of 0.10 shares of common stock for each share of nonvoting preferred. The Company will round up to the next whole number of common shares issuable as the stock dividend payable to the shareholder in lieu of issuing fractional shares.

         WARRANTS.

         The Company has no warrants outstanding. All warrants that have been issued or may be issued were or will be issued by Clark, the president and largest shareholder of the Company. Any resultant exercise of warrant rights would be satisfied by Clark's issuing instructions to the Company for the transfer of his shares. None would be issued by the Company. Clark has agreed to retain an adequate number of common shares to satisfy all of his obligations pursuant to his actual or potential issuance of warrants. See Exhibit 20 (1) for the form of warrant issued by Clark.

         ONE YEAR 10% SECURED DEBENTURES.

         The Company has $1,780,260 of face amount 10% debentures outstanding, issued privately in two offerings during December 1996 and March 1997, and then April through June 1997 to family, friends and accredited investors. They are secured by two shares of Common Stock for each $1.00 of debenture issued. Each debenture matures one year from its date of issuance during the period of the offering. Therefore, the maturity dates are spread throughout the period from December 1997 to June 1998. At the option of the debenture holder at maturity they can exchange one dollar face amount of debentures plus accrued interest for two shares of common stock by presenting their debentures to the Company. Additionally, Clark has agreed to sell two warrants to debenture holders for each dollar face amount of debentures at the price of $0.25 per warrant until March 31, 1998. These non transferable warrants can be exchanged for common shares currently owned by Clark by presenting one warrant and $1.50 for each share of common stock desired at any time until March 31, 2003. Clark has guaranteed the purchaser of these nontransferable warrants the normal protection against dilution. Also, see "Recent Sales of Unregistered Securities" for further information.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has a one year Directors and Officers Insurance and Company Reimbursement Policy issued by National Union Fire Insurance Company of Pittsburgh, PA effective April 15, 1997. It has an aggregate limit of $500,000 with a $20,000 retention. See Exhibit 20 (4) for a copy of the policy.

         Paragraph 2.17 of the By-laws of the Company provides, "The Board of Directors shall authorize the Company to pay or reimburse any present or former Director or officer of the Company any costs or expenses actually and necessarily incurred by that officer in any action, suit, or proceeding to which the officer is made a party by reason of holding that position, provided, however, that no officer shall receive such indemnification if finally adjudicated therein to be liable for negligence or misconduct in office. This indemnification shall extend to good-faith expenditures incurred in anticipation of threatened or proposed litigation. The Board of Directors may, in proper cases, extend the indemnification to cover the good-faith settlement of any such action, suit or proceeding, whether firmly instituted or not." Paragraph 2.18 of the By-laws also provides, "The Company may purchase and maintain insurance on behalf of any Director, officer, employee or agent of the Company, or on behalf of any person serving at the request of the Company as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in any such corporation, whether or not the Company has the power to indemnify that person against liability for any of those acts."

ITEM 13. FINANCIAL STATEMENTS.

         Attached herein are the required financial statements.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

         (a) The following financial statements are filed herein as part of the registration statement.

         (b) The following exhibits required by Item 601 of Regulation S-B are attached.

               - 3(i)     Articles of Incorporation

               - 3(ii)    By-laws

               - 5        Opinion re: legality

               - 10(A)(1) Contract for Master Licensee Acquisition from M. Ltd.

               - 10(A)(2) Agreement in Principle to Acquire OCS Assets

               - 10(A)(3) Contract for Aircraft Reimbursement from BAF

               - 10(B)(1) Contract with Ramsay

               - 10(B)(2) Contract with Martin

               - 10(B)(3) Contract with Lawson

               - 20(1)    Form of warrant issued by Steve Clark

               - 20(2)    Texas Natural Resources letter dated April 29, 1997

               - 20(3) Form of Capital American Associates, Inc. Financial Services Agreement

               - 20(4)    Directors and Officers Insurance Policy

                        ZEROS USA, Inc. and Subsidiary

                       ---------------------------------
                       Consolidated Financial Statements
                       ---------------------------------

                         Inception (November 12, 1996)
                               to March 31, 1997

                    [GRANT, PALMA & WALKER, P.C. LETTERHEAD]

                          Independent Auditor's Report

                                                             July 3, 1997

To the Board of Directors and Stockholders
ZEROS USA, Inc.
Houston, Texas

         We have audited the accompanying consolidated balance sheet of ZEROS USA, Inc. and Subsidiary as of March 31, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (November 12, 1996) to March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZEROS USA, Inc. and Subsidiary as of March 31, 1997, and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.

                                       /s/ GRANT, PALMA & WALKER, P.C.

Houston, Texas

                         ZEROS USA, Inc. and Subsidiary

                           Consolidated Balance Sheet

                                 March 31, 1997

                                   Assets

Current assets:
   Cash                                         $  299,741
   Contracts receivable, current net of an
     allowance for doubtful contracts
     of $0 (Note 2)                              1,800,000
                                                ----------

           Total current assets                  2,099,741
                                                ----------

Property and equipment:
   Office equipment                                 16,292
   Less accumulated depreciation                      (815)
                                                ----------

           Property and equipment, net              15,477
                                                ----------

other assets:
   Contracts receivable, noncurrent (Note 2)     2,729,752
   Master license costs                             30,000
   Investment (Note 3)                              25,000
   organizational costs less
     amortization of $2,665                         63,385
   Permit costs                                     10,000
                                                ----------

                                                 2,858,137
                                                ----------

              Total assets                      $4,973,355
                                                ==========





          See accompanying notes to consolidated financial statements.

                         ZEROS USA, Inc. and Subsidiary

                           Consolidated Balance Sheet

                                 March 31, 1997


               Liabilities and Stockholders' Equity

Current liabilities:
   Debentures payable (Note 5)                      $  885,500
   Accounts payable                                     59,992
   Accrued interest                                      9,957
   Deferred income taxes (Note 8)                      639,600
                                                    ----------

           Total current liabilities                 1,595,049

Long-term contract payable (Note 6)                     45,096
Deferred income taxes (Note 8)                         399,320
Deferred revenue, licensing contracts (Note 7)       1,127,948
Minority interest                                        3,235
                                                    ----------

           Total liabilities                         3,170,648
                                                    ----------

Stockholders' equity (Notes 9 and 12):
   Common stock, no par value,
     1,000,000 shares authorized,
     1,000,000 issued and outstanding                   26,000
   Retained earnings                                 1,776,707
                                                    ----------

           Total stockholders' equity                1,802,707
                                                    ----------

             Total liabilities and
               stockholders' equity                 $4,973,355
                                                    ==========





         See accompanying notes to consolidated financial statements.

                         ZEROS USA, Inc. and Subsidiary

                      Consolidated Statement of Operations

             From Inception (November 12, 1996) to March 31, 1997


Revenues - licensing (Notes 1 and 11)       $    3,383,845

General and administrative expenses                536,792

Other income (expense)
  Interest expense                                 (55,053)
  Interest income                                   18,172
                                                ----------

Earnings before income taxes
  and minority interest                          2,810,172

Income taxes (Note 8)                            1,038,920
                                                ----------

Net earnings before minority interest            1,771,252

Minority interest in net loss of
  consolidated subsidiary (Notes 1 and 12)           5,455
                                                ----------

Net earnings                                    $1,776,707
                                                ==========

Earnings per  share (Notes 1 and 12)            $     1.78
                                                ==========

Earnings per  share pro-forma (Note 12)         $      .15
                                                ==========



         See accompanying notes to consolidated financial statements.

                         ZEROS USA, Inc. and Subsidiary

                Consolidated Statement of Stockholders' Equity

                                 March 31, 1997



                            Common Stock                             Total
                       ----------------------     Retained   Stockholders'
                         Shares      Amount       Earnings          Equity
                       ---------    ---------    ----------     ----------

Balance at
November 12, 1996
  (inception)                  0    $       0    $        0     $        0

Stock issuance           900,000        1,000                        1,000

Stock issuance           100,000       25,000                       25,000

Net earnings                                      1,776,707      1,776,707
                       ---------    ---------    ----------     ----------

Balance at
March 31, 1997         1,000,000    $  26,000    $1,776,707     $1,802,707
                       =========    =========    ==========     ==========





         See accompanying notes to consolidated financial statements.

                         ZEROS USA, Inc. and Subsidiary

                      Consolidated Statement of Cash Flows

             From Inception (November 12, 1296) to March 31, 1997


Cash flows due to operating activities:
   Net earnings                                      $  1,776,707

   Adjustments to reconcile net earnings
     to net cash provided (used) by
     operating activities:
         Depreciation and amortization                      3,480
         Minority interest in loss of
          consolidated subsidiary                          (5,455)
         (Increase) decrease in:
            contract receivables, trade                (3,401,804)
         Increase (decrease) in:
            Accounts payable, trade                        60,992
            Accrued interest                                9,957
            Deferred income taxes                       1,038,920
            Accrued interest on contract payable           45,096
                                                     ------------

         Net cash provided  (used)  by
            operating activities                         (472,107)
                                                     ------------


Cash flows provided (used) from investing activities:
   Purchase of equipment                                  (16,292)
   Organization costs                                     (57,360)
   Master license costs                                   (30,000)
   Permit costs                                           (10,000)

         Net cash provided (used) by
            investing activities                         (113,652)
                                                     ------------



         See accompanying notes to consolidated financial statements.

                         ZEROS USA, Inc. and Subsidiary

                      Consolidated Statement of Cash Flows

             From Inception (November 12, 1296) to March 31, 1997

Cash flows provided (used) by
  financing activities:
     Proceeds from debentures                    885,500
                                                --------

     Net cash provided (used) by
       financing activities                      885,500
                                                --------

Increase (decrease) in cash and
   cash equivalents                              299,741

Cash and cash equivalents,
   beginning of period                                 0
                                                --------

Cash and cash equivalents,
   end of period                                $299,741
                                                ========

Supplemental cash flow information
   non-cash items:

Common stock (900,000 shares) issued
   for services rendered                          $1,000

Common stock (100,000 shares) issued
   for investment in preferred stock
   of capital corporation at fair value          $25,000




         See accompanying notes to consolidated financial statements.

                    ZEROS USA, Inc. and Subsidiary Notes to
                       Consolidated Financial Statements
              From Inception (November 12, 1996) to March 31, 1997

Note 1 - Significant accounting policies

Organization

         ZEROS USA, Inc. (the "Company") formerly "ZEROS," Inc. (Note 12) was incorporated in the state of Texas on November 12, 1996. The Company develops and sells technology for industrial waste systems. The Company has a master license on the system (the "System") called "Zero Emission Energy Recycling Oxidation System" or "ZEROS" - an energy recycling oxidation system. The Company sells licenses for the System to sub-licensees both nationally and internationally. The books and records of the Company are prepared on the accrual basis for financial reporting purposes and the cash basis for federal income tax purposes. The Company has elected a March 31 fiscal year end for both financial and tax reporting purposes. The financial statements include the records of the majority (91%) owned subsidiary, ZEROS USA, Inc. - Utah, a Utah corporation. The subsidiary had no active operations from inception to March 31, 1997. All significant intercompany transactions have been eliminated in consolidation.

Revenue recognition

         The Company sells sub-licenses to the System and recognizes revenue on licenses based upon milestones in the contract process. The milestones include contract signing and delivery of the technology (75%), training on the technology (15%) and testing of the system equipment (10%).

Organization costs

         Organization costs, primarily legal costs, are being amortized over a sixty month (60) period.

Investment

         Investments are recorded at an estimated fair market value based upon the investment held available for sale criteria in accordance with FASB #115 - Accounting for Certain Debt and Equity Securities.

Property and equipment

         Property and equipment are recorded at cost. Depreciation is provided on an accelerated method over the estimated useful lives of the assets as follows:

                 Office equipment                   5 year

         All expenditures for major renewals and betterments are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When property and equipment are retired or disposed of the related costs and accumulated depreciation are removed from the applicable accounts and any gain or loss is reflected in income. Depreciation expense from inception to March 31, 1997 was $815.

Acquisition

         In February 1997 the Company acquired the majority stock (91%) of Gunner Holdings, Inc. - a Utah corporation and changed its name to ZEROS USA, Inc. - Utah. The acquisition was accounted for by using the purchase method for business combinations. Under the purchase method the purchase price of $90,000 was allocated to assets acquired and liabilities assumed.

Income taxes

         The Company accounts for its income taxes using the Financial Accounting Standards Board Statement No.109, "Accounting for Income Taxes" (SFAS No. 109) which requires the establishment of a deferred tax asset or liability for taxable amounts and operating loss and tax credit carryforwards. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Cash and cash equivalents

         The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be "cash equivalents" for purposes of the statement of cash flows.

Concentration of credit risk

         The Company extends credit to its customers. The Company may extend certain credit during the normal course of business operations which may be unsecured. A substantial portion of the customers' ability to pay their debts (Note 13) to the Company is dependent on the waste management economic sector.

Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Earnings per share

         Net earnings per share is based upon the weighted average number of shares of common stock outstanding. For the period from inception (November 12, 1996) to March 31, 1997 an amount of one million shares was used to compute the earnings per share. Primary and fully diluted earnings per share are the same for the period. 11,490,000 shares were used to compute earnings per share pro forma to give effect to the restructuring of common stock in June 1997 (Note
12). Primary and fully diluted earnings per share are the same for the pro-forma period.

Note 2 - Contracts receivable

         The Company utilized installment contracts to finance the sale of sub-licenses by the Company. The terms of each contract indicate a license price of $2,700,000 to be paid in three annual installments of $900,000. These contracts are secured by certain assets and guarantees of the licensees and their guarantors. Unamortized discount is based upon an imputed interest rate of 9%. The analysis of the contracts at March 31, 1997 is as follows:

                 Total contracts receivable         $5,400,000
                 Less current amount                 1,800,000
                                                    ----------
                 Contracts receivable, noncurrent    3,600,000
                 Unamortized discount                 (870,248)
                                                    ----------
                 Noncurrent contracts less
                   unamortized amount               $2,729,752
                                                    ----------

         The Company at March 31, 1997 had two contracts with three year terms. One contract matures in February 2000 and the other contract matures in March 2000. The contracts include the right of the licensor to charge the licensee a royalty of 15% of gross income for each operating system. Each licensee obtains a geographical area and is allowed to sell sub-licenses subject to the approval of the licensor. The licensor is obligated primarily to provide a training program and counsel on operational assistance.

Note 3 - Investment

         The Company holds an investment in preferred stock of a capital corporation company with a 6% dividend per annum. The Company holds twenty thousand shares of preferred stock recorded at an estimated market value of $25,000. Each preferred stock share is convertible into ten shares of common stock at the end of two years (December
1998). The common stock of the capital corporation is traded on the NASDAQ exchange (bulletin board) with a trading range of 1/2 to 1/8 per share at March 31, 1997. The investment is held as available for sale based upon a contributed cost of $25,000 and estimated fair market value of $25,000. No additional valuation allowance has been recorded.

Note 4 - Master license costs

         The Company acquired a master license for the energy recycling oxidation system in January 1997. The major terms of the acquisition of the master license indicates that the Company is to pay $4,000,000 plus certain legal costs for the master license to a foreign entity ("the Master Licensor") which is controlled by the President of the Company.

         The Company paid $30,000 in legal costs to transfer the master licensing rights. Per the contract the initial master license cost of $4,000,000 has been earned by the licensor upon the signing of the contract. The $4,000,000 contract amount is payable in January 2005. The present value of the contract of $1,926,848 reflects a discount of 9% imputed interest rate and has been deferred until paid. The master license cost has been initially recorded at legal transfer costs of $30,000.

         Per the contract an additional $12,000,000 in master licensing costs will be earned by the Master Licensor when the sale of four equipment systems occurs by the Company at the rate of $3,000,000 per equipment system sale. These costs will be payable as the equipment systems construction deposits are collected.

         The contract also indicates that the Company will pay certain commissions and fees to the Master Licensor as follows:

         (1)     5% of license fees sold to third parties.

         (2) 5% of gross profit resulting from sales of energy recycling systems by the licensee to sub-licensees.

         (3) 5% of gross income resulting from the sale of products produced from energy recycling systems sold through sub-licensees.

         (4) 5% royalty fees on gross income on units owned and operated by the licensee (ZEROS USA, Inc.).

Note 5 - Debentures payable

         The Company has $885,500 debentures payable to various individuals and entities. The debentures including interest are due and payable on various dates ranging from January 1, 1998 to March 15, 1998. The interest rate on the debentures is 10% per annum. Each dollar of debenture is securitized by two shares of Company common stock owned by the Company's President. Effective June 1997, the Company authorized 20 million shares of common stock to complete the securitization of Company stock for the debenture holders. The debentures are also exchangeable during the term of the debenture into Company common stock from the President's shares of common stock.

Note 6 - Long term contract payable

         The Company has entered into a long term contract payable for the purchase of the exclusive master license of the "ZEROS" System Technology (Note
4). The purchase price of the contract is $4,000,000 due in January 2005. Interest expense has been imputed at 9% per annum for the contract with the calculation as follows:

                 Contract amount                  $ 4,000,000
                 Unamortized discount              (2,028,056)
                 Deferred recognition              (1,926,848)
                                                  -----------
                 Contract payable long term       $    45,096
                                                  ===========

Note 7 - Deferred revenue

         Deferred revenue is recorded based upon milestones achieved in the contract process (Note 2). The milestones include the contract signing and delivery of the technology (75%), training on the technology (15%) and engineering support in testing of the equipment used in the system (10%). The analysis of deferred revenue at March 31, 1997 is as follows:

          Total contract revenue                          $ 5,400,000
          Less discount on imputed interest at 9%            (888,207)
                                                          -----------
          Total licensing income                            4,511,793
          Less current portion                             (3,383,845)
                                                          -----------
          Total deferred revenue                          $ 1,127,948
                                                          ===========

         The deferred revenue represents deferred revenue on installment contracts from licensees with maturity dates in February and March of 2000.

Note 8 - Income taxes

         The Company's deferred tax assets relate principally to non-deductible accrued expenses, a net operating loss carryforward, and deferred revenue. Deferred tax liabilities relate to contracts receivable that are not recognized for taxable income purposes.

         A summary of deferred tax assets and liabilities follows:

         Deferred tax assets:
                 Temporary differences,
                   primarily deferred revenue      $   442,863
                 Net operating loss carryforward       192,866
                 Asset valuation reserve                     0
                                                   -----------
                                                       635,729
                 Deferred tax liabilities           (1,674,649)
                                                   -----------
                 Net deferred tax liabilities      $ 1,038,920
                                                   ===========

         The net operating loss of $522,000 as of March 31, 1997, expires in the year ending March 31, 2012. The provision for income taxes in the statement of income for the period ended March 31, 1997, includes the following:

         Current tax expense                       $         0
         Deferred income taxes primarily
           related to contracts receivable:
                 Deferred - current                    639,600
                 Deferred - noncurrent                 399,320
                                                   -----------
         Provision for income taxes                $ 1,038,920
                                                   ===========

Note 9 - Stockholders' equity

         In November 1996 the Company was formed with one million shares of authorized common stock at no par value. The Company issued 900,000 shares of common stock to its President for a stated value of $1,000 for services rendered. The Company also issued 100,000 shares of common stock to a business trust in exchange for twenty thousand shares of preferred stock of a capital corporation valued at an estimated market value of $25,000.

Note 10 - Related Party transactions

         The Company incurred approximately $34,900 in administrative fees for office expenses from a company controlled by a shareholder. The Company incurred master license transfer costs of $30,000 from a foreign corporation controlled by the President and will pay fees and royalties for this master license based upon certain terms of the agreement with an initial contract amount of $4,000,000. The Company incurred air charter travel expenses and administrative expenses of approximately $93,400 and $30,000 respectively from entities under the control of the President of the Company.

Note 11 - Major customers

         The Company had revenue from licenses sold to two licensees at approximately $1,692,000 for each licensee. Each sub-license represents approximately 50% of total revenue.

Note 12 - Subsequent events

         In April 1997 the Company entered into a loan agreement with a bank for a line of credit of $75,000 secured by a certificate of deposit of $78,000 at the bank. The bank line of credit is due in April 1998 at an interest rate of 7%. As of June 1997 the Company also obtained additional debentures payable proceeds totaling $808,410. The additional debentures are at 10% per annum maturing between April 1998 and June 1998 with principal and interest due at maturity. Each dollar of debenture is securitized by two shares of Company common stock owned by the Company's President. The debentures are also exchangeable during the term of the debenture into Company common stock from the President's shares of common stock.

         In June 1997 the Company amended its articles of incorporation to authorize twenty million shares of common stock at a $.001 par value and ten million shares of preferred stock at a $5 stated value. The Company also changed its name from "ZEROS", inc. to ZEROS USA, Inc. The Company then issued 8,100,000 of common stock at $.001 par value to the President for services rendered in June 1997 fair valued at $8,100 and 900,000 shares rendered in June 1997 of common stock at $.001 to another shareholder for services fair valued at $900. Effective June 1997 in conjunction with the merger of the parent and the subsidiary, the Company also purchased the minority shares interest in the subsidiary by exchanging 1,490,000 shares of common stock of the parent for the minority shares of the subsidiary on a one share of minority interest for a one share of parent Company common stock basis.

         The effect of earnings per share calculation based upon the restructuring and merger of the common stock of the Company and Subsidiary is as follows:

                                           Before           After
                                        Restructuring    Restructuring
                                            and              and
                                           Merger           Merger
                                           ------           ------
Primary earnings per share                 $1.78            .15
Fully diluted earnings per share           $1.78            .15

         The net earnings per share before the restructuring and merger is based upon 1,000,000 shares outstanding. The net pro forma earnings per share after the merger is based upon the 11,490,000 shares of common stock outstanding after the restructuring and merger of the common stock. Primary and fully diluted earnings per share were the same for the period.

Note 13 - Financial instruments

         The Company's financial instruments consist of cash, contracts receivable, an investment in preferred stock, a long term contract payable, and debentures payable.

         Cash

         The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits and a money market investment account at a brokerage firm. The Company has not experienced any losses and it believes it is not exposed to any significant credit risks affecting cash. At March 31, 1997, $88,542 of its cash at a bank was maintained in excess of federally insured amounts.

         Investment

         Management believes this investment in preferred stock (Note 3) is fairly stated at its estimated net realizable value and a reserve for additional valuation allowances is not required.

         Contracts receivable

         Management believes the carrying value of contracts receivable (Note
2) is fairly stated at estimated net realizable values and a reserve for uncollectibility is not required. Management also believes the carrying value of these contracts receivable represents fair value of these financial instruments because terms are similar to those in the lending market for comparable loans with comparable risks using an imputed interest rate of 9% (Note 2).

         Long-term contract payable

         Management believes the carrying value of the long term contract payable represents the fair value of this financial instrument because its terms are similar to those in the lending market for comparable loans with comparable risks utilizing a present value rate of 9% (Note 6).

         Debentures payable

         Management believes the carrying value of debentures payable represents fair value of these financial instruments because terms are similar to those in the lending market for comparable loans with comparable risks.

                                ZEROS USA, Inc.

                        --------------------------------
                              Financial Statements
                        --------------------------------

                        Three months ended June 30, 1997

                                ZEROS USA, Inc.

                           Balance Sheet - Unaudited

                                 June 30, 1997


                                     Assets

Current assets:
  Cash                                           $299,248
  Certificates of deposit                         275,000
  Contracts receivable, current net of an
    allowance for doubtful contracts
    of $0 (Note 2)                              2,700,000
                                              -----------

          Total current assets                  3,274,248
                                              -----------

Property and equipment:
  Office equipment                                 19,644
  Less accumulated depreciation                    (1,713)
                                              -----------

          Property and equipment, net              17,931
                                              -----------

Other assets:
  Contracts receivable, noncurrent (Note 2)     4,211,361
  Master license costs                             30,000
  Investment (Note 3)                              25,000
  Due from affiliate                              216,663
  Organizational costs less
    amortization of $5,967                         60,083
  Permit costs                                     10,000
  Deposits                                         40,000
                                              -----------

          Total other assets                    4,593,107
                                              -----------


             Total assets                     $ 7,885,286
                                              ===========





                  The accompanying notes are an integral part
                        of these financial statements.

                                ZEROS USA, Inc.

                           Balance sheet - Unaudited

                                 June 30, 1997

                      Liabilities and Stockholders' Equity


Current liabilities:
  Note payable (Note 5)                             $   275,000
  Debentures payable (Note 6)                         1,780,260
  Accrued interest                                       41,922
  Deferred income taxes (Note 9)                        982,692
                                                    -----------

          Total current liabilities                   3,079,874

Long-term contract payable (Note 7)                      90,191
Deferred income taxes (Note 9)                          485,498
Deferred revenue, licensing contracts (Note 8)        1,691,923
                                                    -----------

          Total liabilities                           5,347,486
                                                    -----------


Stockholders' equity (Note 10):
  Common stock, $.001 par value,
     20,000,000 shares authorized,
     11,490,000 issued and outstanding                   11,490
  Paid in capital                                        26,745
  Retained earnings                                   2,499,565
                                                    -----------

          Total stockholders' equity                  2,537,800
                                                    -----------

             Total liabilities and
               stockholders' equity                 $ 7,885,286
                                                    ===========


                  The accompanying notes are an integral part
                        of these financial statements.

                                ZEROS USA, Inc.

                      Statement of Operations - Unaudited

                        Three months ended June 30, 1997


Revenues - licensing (Notes 1 and 12)    $  1,691,923

General and administrative expenses           590,032

Other income (expense)
   Interest expense                           (77,060)
   Interest income                            127,297
                                         ------------

Earnings before income taxes                1,152,128

Income taxes (Note 9)                         429,270
                                         ------------

Net earnings before                      $    722,858
                                         ============

Earnings per share (Note 1)              $        .65
                                         ============





                  The accompanying notes are an integral part
                        of these financial statements.

                                ZEROS USA, Inc.

                 Statement of Stockholders' Equity - Unaudited

                        Three months ended June 30. 1997


                                Common Stock
                          ------------------------     Paid in       Retained
                             Shares       Amount       Capital       Earnings
                          -----------  -----------   -----------   -----------

Balance at
 March 31, 1997             1,000,000    $  26,000    $       0    $1,776,707

Amendment of
 articles of
 incorporation,
 June 24, 1997 to
 change common stock
 to $.001 par value
 from no par value                  0      (25,000)      25,000

Issuance of common
 stock for services
 by the company's
 President                  8,100,000        8,100

Issuance of common
 stock for services
 by a stockholder             900,000          900

Issuance of common
 stock to minority
 stockholder of
 subsidiary related
 to merger                  1,490,000        1,490        1,745

Net earnings                                                          722,858
                          -----------  -----------   -----------   -----------

Balance at
 June 30, 1997             11,490,000  $    11,490   $    26,745   $ 2,499,565
                          ===========  ===========   ===========   ===========



                  The accompanying notes are an integral part
                        of these financial statements.

                                ZEROS USA, Inc.

                      Statement of Cash Flows - Unaudited

                        Three months ended June 30, 1997

Cash flows due to operating activities:
   Net earnings                                          $  722,858

   Adjustments to reconcile net earnings
     to net cash provided (used) by
     operating activities:
        Depreciation and amortization                         4,201
        Common stock issued for services
          rendered to the Company                             9,000
        (Increase) decrease in:
            Contract-receivables, trade                  (1,817,635)
        Increase (decrease) in:
            Accounts payable, trade                         (59,992)
            Accrued interest                                 31,965
            Deferred income taxes                           429,270
            Accrued interest on contract payable:            45,096
                                                         ----------

        Net cash provided (used) by
            operating activities                           (635,237)
                                                         ----------

Cash flows provided (used) from investing activities:

    Deposits                                                (40,000)
    Purchase of certificates of deposit                    (275,000)
    Purchase of equipment                                    (3,353)
    Due from affiliate                                     (216,663)
                                                         ----------

     Net  cash provided (used) by
         investing activities                              (535,016)
                                                         ----------





                  The accompanying notes are an integral part
                        of these financial statements.

                                ZEROS USA, Inc.,

                      Statement of Cash Flows - Unaudited

                        Three months ended June 30, 1997

Cash flows provided (used) by
  financing activities:
     Proceeds from debentures                             894,760
     Proceeds from bank note payable                      275,000
                                                       ----------

     Net cash provided (used) by
        financing activities                            1,169,760
                                                       ----------

Increase (decrease) in cash and
   cash equivalents                                          (493)

cash and cash equivalents,
   beginning of period                                    299,741
                                                       ----------

Cash and cash equivalents,
   end of period                                       $ $299,248
                                                       ==========

Supplemental cash flow information
   non-cash items:

Common stock (9,000,000 shares) issued
   for services rendered to the Company                $    9,000
                                                       ==========

Common stock (1,490,000 shares) issued
   to the subsidiary minority shareholders,
   (see Note 9) in connection with the
   merger of subsidiary into the Company               $    3,235
                                                       ==========





                  The accompanying notes are an integral part
                        of these financial statements.

                                ZEROS USA, Inc.
                    Notes to Financial Statements - Unaudited
                        Three months ended June 30, 1997

Note 1 - Significant accounting policies

Organization

         ZEROS USA, Inc. (the "Company") formerly "ZEROS", inc. was incorporated in the state of Texas on November 12, 1996. The Company develops and sells technology for industrial waste systems. The Company has a master license on the system (the "System") called "Zero Emission Energy Recycling Oxidation System" or "ZEROS" - an energy recycling oxidation system. The Company sells licenses for the System to sub-licensees both nationally and internationally. The books and records of the Company are prepared on the accrual basis for financial reporting purposes and the cash basis for federal income tax purposes. The Company has elected a March 31 fiscal year end for both financial and tax reporting purposes.

Basis of presentation and interim period

         The accompanying unaudited financial statements, which are for the interim period, may not include all disclosures provided in the annual audited financial statements. In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (which are of a normal recurring nature) necessary for a fair presentation of the financial statements. The results of operations for the three months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.

Revenue recognition

         The Company sells sub-licenses to the System and recognizes revenue on licenses based upon milestones in the contract process. The milestones include contract signing and delivery of the technology (75%), training on the technology (15%) and testing of the system equipment (10%).

Organization costs

         Organization costs, primarily legal costs, are being amortized over a sixty month (60) period. Amortization expense for the 3 months ended June 30, 1997 was $3,303.

Investment

         Investments are recorded at an estimated fair market value based upon the investment held available for sale criteria in accordance with FASB #115 - Accounting for Certain Debt and Equity Securities.

Property and equipment

         Property and equipment are recorded at cost. Depreciation is provided on an accelerated method over the estimated useful lives of the assets as follows:

                 Office equipment                  5 year

         All expenditures for major renewals and betterments are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When property and equipment are retired or disposed of the related costs and accumulated depreciation are removed from the applicable accounts and any gain or loss is reflected in income. Depreciation expense for the 3 months ended June 30, 1997 was $898.

Acquisition

         In February 1997 the Company acquired the majority stock (91%) of Gunner Holdings, Inc. - a Utah corporation and changed its name to ZEROS USA, Inc. - Utah. In June 1997, the subsidiary corporation was merged into ZERO USA, Inc. by issuance of 1,490,000 shares of parent stock on a one share for one share basis to minority shareholders of the subsidiary and the merger of the subsidiary into the parent under applicable state corporate law.

Income taxes

         The Company accounts for its income taxes using the Financial Accounting Standards Board Statement No.109, "Accounting for Income Taxes" (SFAS No.109) which requires the establishment of a deferred tax asset or liability for taxable amounts and operating loss and tax credit carryforwards. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Cash and cash equivalents

         The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be "cash equivalents" for purposes of the statement of cash flows.

Concentration of credit risk

         The Company extends credit to its customers. The Company may extend certain credit during the normal course of business operations which may be unsecured. A substantial portion of the customers' ability to pay their debts (Note 14) to the Company is dependent on the waste management economic sector.

Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Earnings per share

         Net earnings per share is based upon the weighted average number of shares of common stock outstanding. For the three months ended June 30, 1997, 1,115,275 shares was used to compute the earnings per share. Primary and fully diluted earnings per share are the same for the period.

Note 2 - Contracts receivable

         The Company utilized installment contracts to finance the sale of sub-licenses by the Company. The terms of each contract indicate a license price of $2,700,000 to be paid in three annual installments of $900,000. These contracts are secured by certain assets and guarantees of the licensees and their guarantors. Unamortized discount is based upon an imputed interest rate of 9%. The analysis of the contracts at June 30, 1997 is as follows:

              Total contracts receivable             $ 8,100,000
              Less current amount                      2,700,000
                                                     -----------
              Contracts receivable, noncurrent         5,400,000
              Unamortized discount                    (1,188,639)
                                                     -----------
              Noncurrent contracts less
                   unamortized amount                $ 4,211,361
                                                     ===========

         The Company at June 30, 1997 had three contracts with three year terms. The contracts mature in February 2000, March 2000 and April 2000. The contracts include the right of the licensor to charge the licensee a royalty of 15% of gross income for each operating system. Each licensee obtains a geographical area and is allowed to sell sub-licenses subject to the approval of the licensor. The licensor is obligated primarily to provide a training program and counsel on operational assistance.

Note 3 - Investment

         The Company holds an investment in preferred stock of a capital corporation company with a 6% dividend per annum. The Company holds twenty thousand shares of preferred stock recorded at an estimated market value of $25,000. Each preferred stock share is convertible into ten shares of common stock at the end of two years (December 1998). The common stock of the capital corporation is traded on the NASDAQ exchange (bulletin board) with a trading range of 1/2 to 1/8 per share at June 30, 1997. The investment is held as available for sale based upon a contributed cost of $25,000 and estimated fair market value of $25,000. No additional valuation allowance has been recorded.

Note 4 - Master license costs

         The Company acquired a master license for the energy recycling oxidation system in January 1997. The major terms of the acquisition of the master license indicates that the Company is to pay $4,000,000 plus certain legal costs for the master license to a foreign entity ("the Master Licensor") which is controlled by the President of the Company.

         The Company paid $30,000 in legal costs to transfer the master licensing rights. Per the contract the initial master license cost of $4,000,000 has been earned by the licensor upon the signing of the contract. The $4,000,000 contract amount is payable in January 2005. The present value of the contract at its signing date of $1,926,848 reflects a discount of 9% imputed interest rate and has been deferred until paid. The master license cost has been initially recorded at the transfer costs of $30,000.

         Per the contract an additional $12,000,000 in master licensing costs will be earned by the Master Licensor when the sale of four equipment systems occurs by the Company at the rate of $3,000,000 per equipment system sale. These costs will be payable as the equipment systems construction deposits are collected.

         The contract also indicates that the Company will pay certain commissions and fees to the Master Licensor as follows:

         (1)     5% of license fees sold to third parties.

         (2) 5% of gross profit resulting from sales of energy recycling systems by the licensee to sub-licensees.

         (3) 5% of gross income resulting from the sale of products produced from energy recycling systems sold through sub-licensees.

         (4) 5% royalty fees on gross income on units owned and operated by the licensee (ZEROS USA, Inc.).

Note 5 - Notes Payable

         At June 30, 1997 notes payable consisted of:

                 Bank note, due April, 1998 with,
                 interest at 7.0%, collateralized
                 by $75,000 certificate of deposit          $ 75,000

                 Bank note, interest due quarterly
                 at 7.35% and principal due May,
                 1998 collateralized by $100,000
                 certificate of deposit                      100,000

                 Bank note, interest due quarterly
                 at 7.35% and principal due May,
                 1998 collateralized by $100,000
                 certificate of deposit                      100,000
                                                            --------
                                                            $275,000
                                                            ========

Note 6 - Debentures payable

         The Company has $1,780,260 debentures payable to various individuals and entities. The debentures including interest are due and payable on various dates ranging from January 1, 1998 to June 1, 1998. The interest rate on the debentures is 10% per annum. Each dollar of debenture is securitized by two shares of Company common stock owned by the Company's President. Effective June 1997, the Company authorized 20 million shares of common stock to complete the securitization of Company stock for the debenture holders. The debentures are exchangeable during the term of the debenture into Company common stock from the President's shares of common stock.

Note 7 - Long term contract Payable

         The Company has entered into a long term contract payable for the purchase of the exclusive master license of the "ZEROS" System Technology (Note
4). The purchase price of the contract is $4,000,000 due in January 2005. Interest expense has been imputed at 9% per annum for the contract with the calculation as follows:

                 Contract amount                   $ 4,000,000
                 Unamortized discount               (1,982,961)
                 Deferred recognition of cost       (1,926,848)
                                                   -----------
                 Contract payable long term        $    90,191
                                                   ===========

Note 8 - Deferred revenue

         Deferred revenue is recorded based upon milestones achieved in the contract process (Note 2). The milestones include the contract signing and delivery of the technology (75%), training on the technology (15%) and engineering support in testing of the equipment used in the system (10%). The analysis of deferred revenue at June 30, 1997 is as follows:

                              For 3 months            From contract signing
                           ended June 30, 1997          date to June 30,
                           -------------------        ---------------------
Total contract revenue         $ 2,700,000               $ 8,100,000
Less discount inputed
  interest of 9%                  (444,103)               (1,332,310)
                               -----------               -----------
Total licensing income           2,255,897                 6,767,690
Less portion recognized         (1,691,923)               (5,075,767)
                               -----------               -----------
Deferred revenue               $   563,974               $ 1,691,923
                               ===========               ===========

         The deferred revenue represents deferred revenue on installment contracts from licensees with maturity dates in February, March, and April of the year 2000.

Note 9 - Income taxes

         The Company's deferred tax assets relate principally to non-deductible accrued expenses, a net operating loss carryforward, and deferred revenue. Deferred tax liabilities relate to contracts receivable that are not recognized for taxable income purposes.

         A summary of deferred tax assets and liabilities follows:

         Deferred tax assets:
                 Temporary differences,
                   primarily deferred revenue               $   674,346
                 Net operating loss carryforward                412,594
                 Asset valuation reserve                              0
                                                            -----------
                                                              1,086,940
                 Deferred tax liabilities                    (2,555,130)
                                                            -----------
                 Net deferred tax liabilities               $ 1,468,190
                                                            ===========

         The net operating losses of $1,116,025 as of June 30, 1997, begins to expire in the year ending March 31, 2012. The provision for income taxes in the statement of income for the 3 month period ended June 30, 1997, includes the following:

         Current tax expense                                $         0
         Deferred income taxes primarily
           related to contracts receivable:
                 Deferred - current                             343,092
                 Deferred - noncurrent                           86,178
                                                            -----------
         Provision for income taxes                         $   429,270
                                                            ===========

Note 10 Stockholders' equity

         In June 1997 the Company amended its articles of incorporation to authorize twenty million shares of common stock at a $.001 par value and ten million shares of preferred stock at a $5 stated value. The Company also changed its name from "ZEROS", inc. to ZEROS USA, Inc. The Company then issued 8,100,000 of common stock at $.001 par value to the President for services rendered in June 1997 fair valued at $8,100 and 900,000 shares rendered in June 1997 of common stock at $.001 to another shareholder for services fair valued at $900. Effective June 1997 in conjunction with the merger of the parent and the subsidiary, the Company also purchased the minority shares interest in the subsidiary by exchanging 1,490,000 shares of common stock of the parent for the minority shares of the subsidiary on a one share of minority interest for a one share of parent Company common stock basis.

Note 11 - Related party transactions

         The Company incurred approximately $57,975 in administrative fees for office expenses from a company controlled by a shareholder.

         The Company incurred master license transfer costs of $30,000 from a foreign corporation controlled by the President and will pay fees and royalties for this master license based upon certain terms of the agreement with an initial contract amount of $4,000,000.

         The Company incurred air charter travel expenses of approximately $143,452 from entities under the control of the President of the Company. In April 1997 the Company entered into an aircraft reimbursement agreement with an related party which requires the Company to pay 120 regular payments of $16,000 per month for aircraft rental plus other expenses. The commitments for the next five years based upon a fiscal year ending March 31, are as follows:

                 1998                  $   192,000
                 1999                      192,000
                 2000                      192,000
                 2001                      192,000
                 2002                      192,000
                 Thereafter                960,000
                                       -----------
                          Total        $ 1,920,000
                                       ===========

         At June 30, 1997, $216,663 is carried as an account receivable from an affiliated company.

Note 12 - Major customers

         The Company since its inception in November 12, 1996, has had revenue from licenses sold to three licensees of approximately $1,692,000 each. Each sublicense represents one-third of total revenue since inception of the Company.

Note 13 - Subsequent events

         As Of July 1997 the Company also obtained additional debenture proceeds totaling $146,600. The additional debentures are at 10% per annum maturing in July 1998 with principal and interest due at maturity. Each dollar of debenture is securitized by two shares of Company common stock owned by the Company's President. The debentures are also exchangeable during the term of the debenture into Company common stock from the President's shares of common stock.

         The system equipment purchase (OCS assets purchase) from a related party is currently under discussion. Currently, the Company anticipates issuance of preferred stock to acquire the OCS assets.

Note 14 - Financial instruments

         The Company's financial instruments consist of cash, certificate of deposit, contracts receivable, an investment in preferred stock, a long term contract payable, note payable, and debentures payable.

         Cash

         The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits and a money market investment account at a brokerage firm. The Company has not experienced any losses and it believes it is not exposed to any significant credit risks affecting cash. At June 30, 1997, $306,822 of its cash in banks wan maintained in excess of federally insured amounts.

         Certificates of Deposit

         The Company has one year certificates of deposit with the bank which exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant risks affecting certificates of deposit.

         Investment

         Management believes this investment in preferred stock (Note 3) is fairly stated at its estimated not realizable value and a reserve for additional valuation allowances is not required.

         Contracts receivable

         Management believes the carrying value of contracts receivable (Note
2) is fairly stated at estimated net realizable values and a reserve for uncollectibility is not required. Management also believes the carrying value of these contracts receivable represents fair value of these financial instruments because terms are similar to those in the lending market for comparable loans with comparable risks using an imputed interest rate of 9% (Note 2).

         Long-term contract payable

         Management believes the carrying value of the long term contract payable represents the fair value of this financial instrument because its terms are similar to those in the lending market for comparable loans with comparable risks utilizing a present value rate of 9% (Note 7).

         Notes payable

         Management believes the carrying value of notes payable approximates fair value of these financial instruments.

         Debentures payable

         Management believes the carrying value of debentures payable represents fair value of these financial instruments because terms are similar to those in the lending market for comparable loans with comparable risks.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized


                                        Zeros USA, Inc.



                                        By       /s/ STEVE CLARK
                                           --------------------------------
                                                     Steve Clark
                                                    President and
                                                Chief Executive officer

        Pursuant to the requirements of the Securities Exchange act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.


            Signature                 Title                                Date
            ---------                 -----                                ----

By      /s/ STEVE CLARK               President
   --------------------------------
            Steve Clark

By     /s/ JESSE BLANCO               General Counsel and Secretary
   --------------------------------
           Jesse Blanco

By     /s/ CHET GUTOWSKY              CFO                               August 8, 1997
   --------------------------------
           Chet Gutowsky

By    /s/ R. J. SIMMONS, JR.          Director
   --------------------------------
          R. J. Simmons, Jr.


By     /s/ SUSAN S. SMITH             Director
   --------------------------------
           Susan S. Smith

By   /s/ CELSO B. SUAREZ, JR.         Director
   --------------------------------
         Celso B. Suarez, Jr.

                              INDEX TO EXHIBITS


Exhibit No.                   Description
-----------                   -----------

  - 3(i)          Articles of Incorporation

  - 3(ii)         By-laws

  - 5             Opinion re: legality

  - 10(A)(1)      Contract for Master Licensee Acquisition from M. Ltd.

  - 10(A)(2)      Agreement in Principle to Acquire OCS Assets

  - 10(A)(3)      Contract for Aircraft Reimbursement from BAF

  - 10(B)(1)      Contract with Ramsay

  - 10(B)(2)      Contract with Martin

  - 10(B)(3)      Contract with Lawson

  - 20(1)         Form of warrant issued by Steve Clark

  - 20(2)         Texas Natural Resources letter dated April 29, 1997

  - 20(3)         Form of Capital American Associates, Inc. Financial
                  Services Agreement

  - 20(4)         Directors and Officers Insurance Policy

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